UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition or Disposition of Assets.

On February 28, 2025, Powell Max Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), completed its previously announced acquisition of Miracle Media Production Limited (the “Target”), pursuant to an Agreement for Sale and Purchase, dated as of February 26, 2025, by and between the Company, Vision Access Enterprises Limited and M Digital Partners Company Limited (the “Acquisition”).

The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X. This Form 6-K contains the information required thereunder, namely (1) the audited financial statements of the Target as of and for the years ended March 31, 2023 and 2024, the accompanying notes thereto and the related Independent Auditor’s Report, (2) the unaudited condensed financial statements of the Target as of and for the six months ended September 30, 2023 and 2024, the accompanying notes thereto, and (3) the unaudited pro forma condensed combined financial information of the Company and the Target as of and for the year ended December 31, 2024, which are filed as Exhibit 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

The pro forma financial information is presented for illustrative purposes only and does not reflect the results of operations or the financial position of the Company that would have resulted had the Acquisition occurred on January 1, 2024, or is not a projection of the results of operations or financial position of the Company for any future date or period.

Financial Statements and Exhibit

Exhibits

The following exhibit is being filed herewith :

Exhibit No.	Description
99.1	Audited financial statements of Miracle Media Production Limited as of and for the years ended March 31, 2023 and 2024, the notes related thereto, and the Report of Independent Registered Public Accounting Firm, WWC, P.C. dated May 2, 2025
99.2	Unaudited condensed financial statements of Miracle Media Production Limited as of March 31, 2024 and September 30, 2024 and for the six months ended September 30, 2023 and 2024, and the notes related thereto
99.3	Unaudited pro forma condensed combined financial information of the Company and Miracle Media Production Limited as of and for the year ended December 31, 2024, and the notes related thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: May 2, 2025

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